UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August, 2011

Commission File Number: 001-34532

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
 (Exact name of registrant as specified in its charter)

1 Shuanghu Development Zone
Xinzheng City
Zhengzhou, Henan Province
China, 451191
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

On August 8, 2011, China Gerui Advanced Materials Group Limited (the “Company”) issued a press release announcing its financial results for the fiscal quarter ended June 30, 2011 and providing an updated business outlook for the Company’s fiscal year ended December 31, 2011.  A copy of this press release is furnished as Exhibit 99.1 hereto.  Also on August 8, 2011, the Company issued a press release correcting certain information contained in the prior press release.  A copy of this press release is furnished as Exhibit 99.2 hereto.

The press releases furnished as Exhibits 99.1 and 99.2 hereto contain certain statements that may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical fact, are “forward-looking statements,” including statements regarding the Company’s business strategy, plans and objectives and statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “should,” “believes,” “expects,” “anticipates” or similar expressions, and involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of their respective dates. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports and registration statements that are filed with and available from the Securities and Exchange Commission. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

The press releases furnished as Exhibits 99.1 and 99.2 hereto also contain certain non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.  In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, the Company provided a reconciliation within the press releases furnished as Exhibits 99.1 and 99.2 of the historical non-GAAP financial measures contained therein to the most directly comparable GAAP financial measures.  The Company determined that a reconciliation within such press releases furnished as Exhibits 99.1 and 99.2 of the forward-looking non-GAAP financial measures contained therein to the most directly comparable GAAP financial measures would have involved unreasonable efforts, and therefore did not provide such reconciliation.

Exhibits

Exhibit	Description
99.1	Press Release dated August 8, 2011
99.2	Corrective Press Release dated August 8, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

By:	/s/ Edward Meng
Edward Meng
Chief Financial Officer

Date: August 16, 2011

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated August 8, 2011
99.2	Corrective Press Release dated August 8, 2011